Exhibit 23.3

Consent of Davis Polk & Wardwell

     We consent to all references to our firm under the captions “Taxation – United States Taxation” and “Legal Matters” in the Prospectus contained in the Registration Statement on Form F-3 of ICICI Bank Limited.

/s/ Davis Polk & Wardwell

DAVIS POLK & WARDWELL

Date: December 2, 2005
Paris, France